OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Monticelli, S, Mark		03/12/2003
	1200 South Hayes Street Suite 1100 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Veridian Corporation (VNX)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Arlington, VA 22202 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		VP - Controller
			03/21/2003	7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common stock, par value $0.00001 per share		500		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (right to buy)		(1)	09/11/10		Common Stock	3,990		$14.54		D

	Employee Stock Option (right to buy)		(1)	09/11/10		Common Stock	3,990		$29.09		D

	Employee Stock Option (right to buy)		(2)	02/12/12		Common Stock	2,660		$16.00		D

Explanation of Responses:

(1) Options to purchase 3,431 shares are currently exercisable.  Options to purchase the remaining 559 shares become exercisable on June 4, 2003.  The original Form 3 filed on March 21, 2003 inadvertantly listed the vesting date as December 1, 2003.  This report reflects the correct vesting date for the remaining 559 shares underlying the option.
(2) The option became 10% vested on February 12, 2003, and becomes 30% vested on February 12, 2004, 60% vested on February 12, 2005, and 100% vested on February 12, 2006.

Jerald S. Howe	4/29/2003
**Signature of Reporting Person Attorney-in-Fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.